UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that, at the request of the trustees of Mega Retail Ltd., the District Court of Lod, Israel approved the (i) engagement by the trustees of a real estate appraiser to investigate and evaluate the split of real estate properties from the Company to Blue Square Real Estate Ltd. in 2006 and the lease terms to which Mega Retail is bound following the split under the terms of existing lease agreements and (ii) grant to the trustees the authority to investigate claims regarding whether the Company satisfied its obligations under the Mega Retail plan of recovery and its obligations to Mega Retail employees, suppliers, credit insurers and lessors, as well as potential claims of Mega Retail against the Company, and the reasons for Mega Retail's collapse.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 3, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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